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                                                  Filed by i2 Technologies, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                       Subject Company: Aspect Development, Inc.
                                                   Commission File No: 000-20749


PRESS RELEASE                      [i2 LOGO]                [ASPECT DEVELOPMENT]

i2 AND ASPECT DEVELOPMENT MERGER CLEARS FTC AND SEC HURDLES

Shareholder Vote Set for June 8, 2000 to Approve Merger

Supplybase Acquisition Completed


     DALLAS, TEXAS AND MOUNTAIN VIEW, CALIF. - MAY 3, 2000 - i2 Technologies, Inc. (NASDAQ: ITWO) and Aspect Development, Inc. (NASDAQ: ASDV) today announced that two major barriers have been removed in completing the proposed acquisition of Aspect by i2, originally announced on March 13, 2000. The Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, effectively lending its approval to the acquisition. Likewise, the SEC notified the companies of a "no review" decision with respect to the registration statement filed by i2 on April 18, clearing the way for shareholders to vote on the proposed acquisition. There are no other regulatory approvals anticipated.

     Under the terms of the proposed stock-for-stock transaction, i2 seeks to acquire all of the outstanding stock and stock options of Aspect Development, with each outstanding share of Aspect to be exchanged for .55 share of i2 common stock. The proposed transaction will now proceed toward obtaining approval of the stockholders of each company. Owners of i2 Technologies that were shareholders of record on April 14, 2000 will have the opportunity to vote their shares on June 8, 2000. Owners of Aspect Development stock that were shareholders of record on May 1, 2000 will have the opportunity to vote their shares also on June 8, 2000.

     Combining the strengths of the two companies, i2's TradeMatrix(TM) business-to-business (B2B) e-marketplace solution will be significantly expanded with Aspect's best-of-breed e-commerce content, product design collaboration and direct procurement capabilities. Once the merger is completed, the company estimates the combined revenues of i2 and Aspect in the year 2000 will make it one of the largest providers of software and content for B2B e-marketplaces. With 4,000 employees and a research and development budget of nearly $1 million per business day, the combined company has a comprehensive base of technology and expertise to meet customers' needs and expectations.

     In a related development, i2 also announced the completion of the acquisition of Supplybase, Inc. which was originally announced along with the acquisition of Aspect Development. Supplybase, a leading provider of solutions for Web-based product design and sourcing of custom parts and assemblies, brings additional content and capabilities to i2's TradeMatrix. Supplybase currently delivers content about more than 100,000 suppliers.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this press release relating to the expected benefits of the contemplated merger are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of i2 and Aspect, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-K and other periodic reports filed by i2 and Aspect, with the Securities and Exchange Commission (SEC).

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i2 AND ASPECT DEVELOPMENT MERGER CLEARS FTC AND SEC HURDLES
PAGE (2)

ADDITIONAL INFORMATION ABOUT THE ASPECT-i2 MERGER

Aspect and i2 expect to mail to stockholders of Aspect and i2 a Joint Proxy Statement/Prospectus containing information about Aspect, i2 and the merger. A Registration Statement relating to the merger has been filed with the SEC but has not yet become effective. The securities covered by the Registration Statement may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available.

Aspect will be, and certain other persons may be, soliciting proxies from Aspect stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Aspect and the directors and executive officers of i2 may be deemed to be participants in Aspect's solicitation of proxies. Information regarding the participants in the solicitation and a description of certain interests the directors and executive officers of Aspect have in the merger, by security holdings or otherwise, is contained in the document filed with the SEC by Aspect pursuant to Rule 425 on April 7, 2000.

In addition, i2 will be, and certain other persons may be, soliciting proxies from i2 stockholders in favor of the issuance of i2 shares pursuant to the merger. The directors and executive officers of i2 and the directors and executive officers of Aspect may be deemed to be participants in i2's solicitation of proxies. Information regarding the participants in the solicitation is contained in the Form 8-K filed by i2 with the SEC on March 14, 2000.

HOW TO OBTAIN DOCUMENTS FROM THE SECURITIES EXCHANGE COMMISSION

In addition to the Registration Statement and the Joint Proxy
Statement/Prospectus, Aspect and i2 file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. You may obtain free copies of these documents, as they are filed, through the website maintained by the SEC at http://www.sec.gov.

You may read and copy any reports, statements or other information filed by Aspect or i2 with the SEC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Aspect's and i2's filings with the SEC are also available through commercial document-retrieval services.

HOW TO OBTAIN DOCUMENTS FROM ASPECT

Free copies of the Joint Proxy Statement/Prospectus and other documents, when they become available, may also be obtained from Aspect by directing a request through the Investors Relations portion of Aspect's website at http://www.aspectdv.com or by mail to Aspect Development, Inc., 1395 Charleston Rd., Mountain View, CA 94043, attention: Investor Relations, telephone:
650-428-2700.

HOW TO OBTAIN DOCUMENTS FROM i2

Free copies of the Joint Proxy Statement/Prospectus and other documents, when they become available, may also be obtained from i2 by directing a request through the Investors Relations portion of i2's website at http://www.i2.com or by mail to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, TX 75234, attention: Investor Relations, telephone: 469-357-1000.

ABOUT i2

i2 is the leading global provider of intelligent eBusiness solutions. Founded in 1988, i2's vision is to add $50 billion of value for its customers by the year 2005. i2 is headquartered in Dallas, TX, has approximately 3,400 employees and maintains offices worldwide. Visit i2's Web site at http://www.i2.com.

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i2 AND ASPECT DEVELOPMENT MERGER CLEARS FTC AND SEC HURDLES
PAGE (3)

TradeMatrix is a comprehensive electronic business solution that enables companies to deploy business-to-business and business-to-consumer portals. TradeMatrix offers the broadest spectrum of solutions and hosted services available including procurement, commerce, fulfillment, customer care, retail, planning and product development enabling customers, partners, suppliers and service providers to conduct business in real-time. TradeMatrix services and marketplaces are powered by i2's advanced optimization and execution capabilities for improved decision-making.

i2 and the i2 logo design are registered trademarks of i2 Technologies, Inc. TradeMatrix is a trademark of i2 Technologies, Inc.

ABOUT ASPECT

Aspect is the leading global provider of collaborative solutions for business-to-business (B2B) eCommerce and inbound supply management. Aspect solutions for the enterprise and for eMarkets and exchanges provide decision support and content for procurement, product development, operations, and eCommerce between trading partners. Aspect delivers the largest value proposition of any B2B eCommerce solution by reducing direct and indirect/MRO spend and increasing revenue and market share by accelerating new product introduction. Over 180 of the world's largest companies, with combined annual revenue of $1 trillion and $500 billion in inbound supply spend, are all customers of Aspect. For further information on Aspect Development, visit http://www.aspectdv.com.

CONTACTS

Brent Anderson                              Dave Dury
i2 Technologies, Inc.                       Aspect Development, Inc.
469-357-6012                                650-428-2703
brent_anderson@i2.com                       ddury@aspectdv.com


                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

i2 Technologies has filed a Registration Statement on SEC Form S-4 in connection with its merger with Aspect, and i2 and Aspect expect to mail a Joint Proxy Statement/Prospectus to stockholders of i2 and Aspect containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about i2, Aspect, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Aspect by directing a request through the Investors Relations portion of Aspect's web site at http//www.aspectdv.com or by mail to Aspect Development, Inc., 1395 Charleston Rd., Mountain View, CA 94043, attention: Investor Relations, telephone: (650) 428-2700. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, i2 and Aspect file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by i2 or Aspect at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the a SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. i2's and Aspect's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

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